UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

(Rule 13E-100)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

WEBER INC.

(Name of the Issuer)

Weber Inc.

BDT Capital Partners, LLC

Ribeye Parent, LLC

Ribeye Merger Sub, Inc.

BDT WSP Holdings, LLC

BDT Capital Partners I-A Holdings, LLC

BDTCP GP I, LLC

BDT Capital Partners Fund 3, L.P.

BDT Capital Partners Fund 3 (TE), L.P.

BDT Capital Partners Fund 3 (Del), L.P.

BDT Capital Partners Fund 3 (Lux) SCSp

BDTCP GP 3, L.P.

BDTCP 3-A (DEL), LLC

BDTCP GP 3-A, L.P.

BDTCP GP 3-A (Lux) S.à r.l.

BDTCP GP 3, Co.

BDT Partners, LLC

BDT & MSD Holdings, L.P.

BDTP GP, LLC

Byron D. Trott

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

94770D102

(CUSIP Number of Class of Securities)

Alan Matula Weber Inc. 1415 S. Roselle Road Palatine, Illinois (847) 934-5700	Byron Trott c/o BDT Capital Partners, LLC 401 N. Michigan Avenue, Suite 3100 Chicago, Illinois 60611 (312) 660-7300

Mary Ann Todd

BDT Capital Partners, LLC

Ribeye Parent, LLC

Ribeye Merger Sub, Inc.

BDT WSP Holdings, LLC

BDT Capital Partners I-A Holdings, LLC

BDTCP GP I, LLC

BDT Capital Partners Fund 3, L.P.

BDT Capital Partners Fund 3 (TE), L.P.

BDT Capital Partners Fund 3 (Del), L.P.

BDT Capital Partners Fund 3 (Lux) SCSp

BDTCP GP 3, L.P.

BDTCP 3-A (DEL), LLC

BDTCP GP 3-A, L.P.

BDTCP GP 3-A (Lux) S.à r.l.

BDTCP GP 3, Co.

BDT Partners, LLC

BDT & MSD Holdings, L.P.

BDTP GP, LLC

401 N. Michigan Avenue, Suite 3100

Chicago, Illinois 60611

(312) 660-7300

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Melissa Sawyer Matthew B. Goodman Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004	Marc O. Williams Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	David Perkins Aaron Gruber Maurio Fiore Cravath, Swaine & Moore LLP 825 8th Avenue New York, NY 10019

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Exchange Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

INTRODUCTION

This Amendment No. 2 (“Amendment No. 2”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as originally filed on January 17, 2023, and subsequently amended by Amendment No. 1 filed on January 30, 2023, and as amended hereby, together with all exhibits hereto and thereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Exchange Act, by (a) Weber Inc., a Delaware corporation (“Weber” or the “Company”), the issuer of the shares of Class A common stock, par value $0.001 per share (the “Class A Shares”), and Class B common stock, par value $0.00001 per share (the “Class B Shares” and, together with the Class A Shares, the “Common Shares”), of Weber that are the subject of the Rule 13e-3 transaction; (b) Ribeye Parent, LLC, a Delaware limited liability company (“Parent”); (c) Ribeye Merger Sub, Inc., a Delaware corporation (“Merger Sub”); and (d) BDT Capital Partners, LLC, BDT WSP Holdings, LLC, BDT Capital Partners I-A Holdings, LLC, BDTCP GP I, LLC, BDT Capital Partners Fund 3, L.P., BDT Capital Partners Fund 3 (TE), L.P., BDT Capital Partners Fund 3 (Del), L.P., BDT Capital Partners Fund 3 (Lux) SCSp, BDTCP GP 3, L.P., BDTCP 3-A (DEL), LLC, BDTCP GP 3-A, L.P., BDTCP GP 3-A (Lux) S.à r.l., BDTCP GP 3, Co., BDT Partners, LLC, BDT & MSD Holdings, L.P., BDTP GP, LLC and Byron D. Trott (collectively, together with Parent and Merger Sub, the “BDT Entities”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated December 11, 2022 (the “Merger Agreement”), by and among Weber, Parent and Merger Sub. The Merger Agreement provides that Merger Sub will merge with and into Weber, with Weber continuing as the surviving corporation (the “Surviving Corporation”) and becoming a subsidiary of Parent (the “Merger”). In connection with the Merger Agreement, BDT Capital Partners Fund 3, L.P., BDT Capital Partners Fund 3 (TE), L.P., BDT Capital Partners Fund 3 (DEL), L.P. and BDT Capital Partners Fund 3 (Lux) SCSp (the “BDT Fund 3 Parties”) have entered into an equity commitment letter (the “Equity Commitment Letter”) with Weber with respect to Parent’s obligation to pay the aggregate Merger Consideration (as defined below) at the consummation of the Merger and other amounts required to be paid by Parent in connection with the consummation of the Merger, subject to the terms of the Merger Agreement and the Equity Commitment Letter.

Concurrently with the execution of the Merger Agreement on December 11, 2022, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement, Weber amended the Tax Receivable Agreement (the “Tax Receivable Agreement”), dated August 9, 2021, by and among Weber, Weber HoldCo, LLC (“HoldCo”) and certain other parties set forth therein. As amended, the Tax Receivable Agreement will automatically terminate in full without any payment, including any Tax Benefit Payment or Early Termination Payment (each as defined in the Tax Receivable Agreement) upon the consummation of the Merger, and none of the Transactions, including the Merger, will constitute a Change of Control (as defined in the Tax Receivable Agreement). In addition, on December 11, 2022, certain affiliates of the BDT Entities amended the Limited Liability Company Agreement of HoldCo (the “HoldCo LLC Agreement”). As amended, holders of Class B Shares and paired units of HoldCo had the right to participate in the Merger by delivering a notice of participation on or prior to January 28, 2023, 11 days after the Company filed the preliminary Information Statement with the SEC. Such right was in lieu of any right such holders had to participate in the Merger pursuant to Section 10.05(a) of the HoldCo LLC Agreement or otherwise redeem units of HoldCo during the period between the execution of the Merger Agreement and the consummation of the Merger.

Concurrently with the execution of the Merger Agreement on December 11, 2022, Weber-Stephen Products LLC (“Weber-Stephen”) and Parent entered into a $350 million loan agreement providing for (i) an unsecured committed revolving loan facility provided by Parent in an aggregate principal amount equal to $230 million (the “Revolving Credit Facility”) and (ii) a committed delayed draw term loan facility provided by Parent in an aggregate principal amount equal to $120 million (the “Term Facility” and, together with the Revolving Credit Facility, the “Facilities”). Each of the Facilities will mature on December 31, 2023. Loans made under the Facilities bear interest at a fixed annual rate equal to 15.0%. Interest and certain fees are payable (at Weber-Stephen’s election) in cash or “in kind”. Also on December 11, 2022, Weber-Stephen and certain affiliates of the BDT Entities entered into an amendment to a $61.2 million term loan credit agreement to extend the maturity date of the loans made thereunder from January 29, 2026, to January 29, 2028.

Upon the consummation of the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, each Class A Share issued and outstanding immediately prior to the Effective Time (other than (i) Class A Shares held by BDT Capital Partners I-A Holdings, LLC and BDT WSP Holdings, LLC (the “Holdings Shares”), (ii) any Common Shares canceled pursuant to the Merger Agreement and (iii) each Class A Share and each Class B Share for which the holder thereof is not a Specified Holder and is entitled to and properly demands appraisal pursuant to the DGCL, and does not withdraw or otherwise lose the right to appraisal pursuant to the DGCL (such Common Shares, the “Dissenting Shares”)) will be converted into the right to receive an amount in cash equal to $8.05 per Class A Share, without interest (the “Merger Consideration”). Each Holdings Share that is issued and outstanding immediately prior to the Effective Time and all of the issued and outstanding Class B Shares (other than any Class B Shares canceled pursuant to the Merger Agreement and any applicable Dissenting Shares), as of the Effective Time, will be converted into an equal number of Class A Shares and Class B Shares, respectively, of the Surviving Corporation and remain outstanding. Treatment of outstanding equity plan awards under Weber’s equity incentive plans and award agreements is described in greater detail in the Information Statement (defined below) under “The Merger Agreement—Consideration to be Received in the Merger.” Further, following consummation of the Merger, the Class A Shares will cease to be listed on the New York Stock Exchange and registration of the Class A Shares under the Exchange Act will be terminated.

The board of directors of Weber (the “Board”) (acting in reliance upon the unanimous recommendation of a special committee of the Board, comprised solely of independent and disinterested directors (the “Special Committee”)) (i) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”) including the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, are advisable, fair to, and in the best interests of Weber and its stockholders, excluding Byron D. Trott, BDT Capital Partners I-A Holdings, LLC, BDT WSP Holdings, LLC and BDT Family Holdings, LLC (the “Specified Holders”) or any of their respective affiliates, (ii) approved the Merger Agreement, the execution and delivery by Weber of the Merger Agreement, the performance by Weber of its obligations contained therein and the consummation of the Transactions, including the Merger, on the terms and subject to the conditions contained in the Merger Agreement and (iii) resolved to recommend adoption and approval of the Merger Agreement and the Transactions, including the Merger, to Weber’s stockholders in accordance with the DGCL.

On January 30, 2023, Weber filed a definitive information statement (the “Information Statement”) under Section 14(c) of the Exchange Act relating to the Merger Agreement and the transactions contemplated thereby, including the Merger, and the accompanying Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3. A copy of the Information Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Information Statement. In accordance with Section 228 and Section 251 of the DGCL, Weber’s Amended and Restated Certificate of Incorporation, dated August 5, 2021, Weber’s Amended and Restated Bylaws, dated August 5, 2021, and the Stockholders Agreement, dated August 9, 2021, by and among Weber, HoldCo and certain other parties set forth therein, the adoption of the Merger Agreement and the approval of the Merger and the other Transactions required the affirmative vote or written consent, by stockholders of Weber holding (i) a majority of the Class A Shares outstanding, (ii) a majority of (A) the Class B Shares outstanding and (B) the Class B Shares held by the stockholders party to the Stockholders Agreement, and (iii) a majority of the Common Shares outstanding (the “Required Stockholder Approval”). On December 11, 2022, the Specified Holders, which on such date beneficially held (i) a majority of the Class A Shares outstanding, (ii) a majority of (A) the Class B Shares outstanding and (B) the Class B Shares held by the stockholders party to the Stockholders Agreement, and (iii) a majority of the Common Shares outstanding, executed and delivered to Weber a written consent adopting the Merger Agreement and approving the Merger (the “Written Consent”), thereby providing the Required Stockholder Approval for the Merger.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3.

All information contained in this Transaction Statement incorporated herein by reference concerning any of the filing persons has been provided by such filing person and no filing person has produced any disclosure with respect to any other filing persons.

ITEM 4. TERMS OF THE TRANSACTION

Item 4 is hereby amended and supplemented to incorporate by reference the information set forth in Items 6 and 9 of this Amendment No. 2.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 5 is hereby amended and supplemented to incorporate by reference the information set forth in Item 6 of this Amendment No. 2.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The information set forth in the Information Statement in the last paragraph under the caption “The Special Factors – Purposes and Reasons of the BDT Entities in Connection with the Merger” incorporated by reference to this Item 6 is hereby amended and restated as follows:

For the BDT Entities, the primary purpose of the Merger is to allow Parent to own equity interests in the Company and to bear the rewards and risks of such ownership after the Merger is completed and the Class A Shares cease to be publicly traded. The BDT Entities have undertaken to pursue the Merger at this time because the deterioration of the market and operating environment of the Company during the second half of fiscal year 2022 had significantly increased the risk of default under the Credit Agreement. The BDT Entities believe that, as a private company, the Company will be able to improve its ability to execute initiatives, including a recapitalization of the Company to reduce the risk of a default under the Credit Agreement, that it cannot effectively execute as a public company, which, over time, will create additional enterprise value for the Company. The BDT Entities believe that this, along with the Company’s existing business and potential future opportunities, will allow the BDT Entities’ investment in the Company to achieve returns consistent with its investment objectives, which are in some cases more difficult for a business to achieve as a public company due to the reporting and associated costs and burdens placed on public companies. The BDT Entities also believe that the management and employees of the Company will be able to execute more effectively on future strategic plans.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Item 7 is hereby amended and supplemented to incorporate by reference the information set forth in Item 6 of this Amendment No. 2.

ITEM 8.	FAIRNESS OF THE TRANSACTION

Item 8 is hereby amended and supplemented to incorporate by reference the information set forth in Item 6 of this Amendment No. 2.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

The information set forth in the Information Statement under the caption “The Special Factors – Certain Company Financial Forecasts” incorporated by reference to this Item 9 is hereby amended and supplemented as follows:

The Projections reflect assumptions with respect to, among others, the growth rate of the markets in which the Company operates and the Company’s share of such markets, the Company’s ability to develop and successfully launch new products and enter new categories, the Company’s gross profit margins (including with respect to new products), which are based on freight, material and other costs of goods sold, as well as the Company’s selling, general and administrative costs (including selling, marketing and advertising costs) and the Company’s future capital expenditures.

ITEM 16.	EXHIBITS

Exhibit No.	Description

(a)(1)	Definitive Information Statement of Weber Inc. incorporated herein by reference to the Definitive Information Statement on Schedule 14C filed concurrently with the SEC.

(c)(1)	Opinion of Centerview Partners LLC to the Special Committee of the Board of Directors of Weber Inc. dated December 10, 2022, incorporated herein by reference to Annex B to the Definitive Information Statement.

(c)(2)*	Discussion materials prepared by Centerview Partners LLC, dated November 1, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(3)*	Discussion materials prepared by Centerview Partners LLC, dated November 5, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(4)*	Discussion materials prepared by Centerview Partners LLC, dated November 9, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(5)*	Discussion materials prepared by Centerview Partners LLC, dated November 21, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(6)*	Discussion materials prepared by Centerview Partners LLC, dated November 28, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(7)*	Discussion materials prepared by Centerview Partners LLC, dated November 29, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(8)*	Discussion materials prepared by Centerview Partners LLC, dated December 5, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(9)*	Discussion materials prepared by Centerview Partners LLC, dated December 10, 2022, for the Special Committee of the Board of Directors of Weber Inc.

(c)(10)*	Discussion materials prepared by Centerview Partners LLC, dated December 11, 2022, for the Board of Directors of Weber Inc.

(d)(1)	Agreement and Plan of Merger, dated as of December 11, 2022, by and among Weber Inc., Ribeye Parent, LLC and Ribeye Merger Sub, Inc., incorporated herein by reference to Annex A to the Definitive Information Statement.

(d)(2)	HSR Waiver Letter Agreement, dated January 10, 2022, by and among Weber Inc., Ribeye Parent, LLC and Ribeye Merger Sub, Inc., incorporated herein by reference to Annex D to the Definitive Information Statement.

(d)(3)	Equity Commitment Letter, dated December 11, 2022, by and among BDT Capital Partners Fund 3 (DEL), L.P., BDT Capital Partners Fund 3 (Lux) SCSp, BDT Capital Partners Fund 3 (TE), L.P., BDT Capital Partners Fund 3, L.P. and Ribeye Parent, LLC, incorporated herein by reference to the Schedule 13D/A filed by Byron D. Trott on December 12, 2022.

(d)(4)	Loan Agreement, dated November 8, 2022, between Weber-Stephen Products LLC, as borrower, and the lenders party thereto, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on November 9, 2022

(d)(5)	Amendment No. 1 to Loan Agreement, dated December 11, 2022, between Weber-Stephen Products LLC, as borrower, and the lenders party thereto, incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on December 12, 2022.

(d)(6)	Loan Agreement, dated December 11, 2022, between Weber-Stephen Products LLC, as borrower, and the lenders referred to therein, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on December 12, 2022.

(d)(7)	Registration Rights Agreement, dated August 9, 2021, by and among Weber Inc. and the persons listed on the signatures pages thereto, incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on August 11, 2021.

(d)(8)	Reorganization Agreement, dated August 9, 2021, by and among Weber Inc. and the persons listed on the signatures pages thereto, incorporated by reference to Exhibit 10.3 to the Company’s Form S-1 filed on July 27, 2021.

(d)(9)	Tax Receivable Agreement, dated August 9, 2021, by and among Weber Inc. and the persons named therein, incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on August 11, 2021.

(d)(10)	Amendment No. 1 to the Tax Receivable Agreement, dated December 11, 2022, by and among Weber Inc. and the persons named therein, incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on December 12, 2022.

(d)(11)	Stockholders Agreement, dated August 9, 2021, by and among Weber Inc. and the persons named therein, incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on August 11, 2021.

(d)(12)	Amended and Restated Limited Liability Company Agreement of Weber Holdco LLC, incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed on August 11, 2021.

(d)(13)	First Amendment, dated December 11, 2022, to the Amended and Restated Limited Liability Company Agreement of Weber-Stephen Products LLC, incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed on December 12, 2022.

(f)(1)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex E to the Definitive Information Statement.

107*	Filing Fee Table

*	Previously filed

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 16, 2023.

WEBER INC.

By: /s/ Alan Matula
Name: Alan Matula
Title: Chief Executive Officer

BDT CAPITAL PARTNERS, LLC

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Partner & General Counsel

RIBEYE PARENT, LLC

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: General Counsel & Secretary

RIBEYE MERGER SUB, INC.

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: General Counsel & Secretary

BDT WSP HOLDINGS, LLC

By: BDT Capital Partners, LLC
Its: Managing Member

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Partner & General Counsel

BDT CAPITAL PARTNERS I-A HOLDINGS, LLC

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDTCP GP I, LLC

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDT CAPITAL PARTNERS FUND 3, L.P.

By: BDTCP GP 3, L.P.
Its: General Partner

By: BDTCP GP 3, Co.
Its: General Partner

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDT CAPITAL PARTNERS FUND 3 (TE), L.P.

By: BDTCP GP 3-A, L.P.
Its: General Partner

By: BDTCP GP 3, Co.
Its: General Partner

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDT CAPITAL PARTNERS FUND 3 (DEL), L.P.

By: BDTCP GP 3-A (DEL), LLC
Its: General Partner

By: BDTCP GP 3-A, L.P.
Its: Sole Member

By: BDTCP GP 3, Co.
Its: General Partner

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDT CAPITAL PARTNERS FUND 3 (LUX) SCSP

By: BDTCP GP 3-A (Lux) S.à r.l.
Its: General Partner

By: /s/ Cindy Z. Michel
Name: Cindy Z. Michel
Title: Class A Manager

BDTCP GP 3, L.P.

By: BDTCP GP 3, Co.
Its: General Partner

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDTCP 3-A (DEL), LLC

By: BDTCP GP 3-A, L.P.
Its: Sole Member

By: BDTCP GP 3, Co.
Its: General Partner

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDTCP GP 3-A, L.P.

By: BDTCP GP 3, Co.
Its: General Partner

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDTCP GP 3-A (LUX) S.À R.L.

By: /s/ Cindy Z. Michel
Name: Cindy Z. Michel
Title: Class A Manager

BDTCP GP 3, CO.

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDT PARTNERS, LLC

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: General Counsel & Secretary

BDT & MSD HOLDINGS, L.P.

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BDTP GP, LLC

By: /s/ Mary Ann Todd
Name: Mary Ann Todd
Title: Secretary & General Counsel

BYRON D. TROTT

By: /s/ Byron D. Trott